UPDATED CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount To Be	Aggregate Price Per	Aggregate Offering	Amount of
Securities To Be Registered	Registered	Unit	Price	Registration Fee

Notes offered hereby	$1,200,000.00	100.0%	$1,200,000.00	$36.84(1)

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $48,814.68 that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333-140456, of which this pricing supplement is a part. After giving effect to the $36.84 registration fee for this offering, $48,777.84 remains available for future offerings. No additional registration fee has been paid with respect to this offering.
PRICING SUPPLEMENT NO. 52 dated August 27, 2007
To Prospectus Supplement and Prospectus dated February 5, 2007 and

Product Supplement No. 1 dated April 12, 2007	Filed pursuant to Rule 424(b)(3)

relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Registration Statement No. 333-140456
EKSPORTFINANS ASA
$1,200,000 13.00% Six Month Reverse Convertible Notes
Linked to Forest Laboratories, Inc.,
due February 29, 2008
Offering Information

Issuer:	Eksportfinans ASA

Issuer rating:	Aaa (Moody’s)/ AA+ (Standard & Poor’s)/ AAA (Fitch)

Specified Currency:	U.S. dollars

Aggregate face amount:	$1,200,000

CUSIP No.:	28264QJM7

ISIN:	US28264QJM78

Agent:	Natixis Securities North America Inc. 9 West 57th St. New York, New York 10019

Agent acting in the capacity as:	Principal
Investing in the notes involves a number of risks. See “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 in the accompanying prospectus supplement.

	Price to Public	Fees and Commissions	Proceeds to Us

Per note:	$980.00	$23.00*	$957.00
Total:	$1,176,000	$27,600*	$1,148,400

* See “Supplemental plan of distribution” below.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.
      The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Natixis Securities North America Inc.

Key Terms of the Notes

Reference Shares:	The common stock of Forest Laboratories, Inc. (the Reference Shares) (ISIN: US3458381064), traded on the New York Stock Exchange (the Relevant Exchange) under the symbol “FRX”.

Interest Rate:	13.00% per annum, payable quarterly in arrears in 2 equal 3.25% payments on each of November 29, 2007 and February 29, 2008 (each an Interest Payment Date).

Redemption Amount:	The Redemption Amount payable on the Maturity Date in respect of each $1,000.00 face amount will be:

• if the official closing price of the Reference Shares quoted by the Relevant Exchange has not been below the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date (the Knock-In Level Trigger), as determined by the calculation agent in its sole discretion, a cash payment of $1,000.00 (i.e. 100.00% of the face amount), or

• if the Knock-In Level Trigger has occurred, (a) a cash payment of $1,000.00 (i.e. 100.00% of the face amount), if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level, as determined by the calculation agent in its sole discretion, or (b) a number of Reference Shares equal to the Share Redemption Amount, if the Final Reference Level on the Determination Date is less than the Initial Reference Level.

Initial Reference Level:	$37.83

Final Reference Level:	The official closing level of the Reference Shares on the Determination Date.

Knock-In Level:	$26.481, which is 70% of the Initial Reference Level.

Share Redemption Amount:	26.434 Reference Shares per note that you hold, which number of shares is equal to the $1,000.00 face amount of the note divided by the Initial Reference Level. You will receive cash in lieu of fractional shares in an amount equal to the fractional share amount multiplied by the Final Reference Level.

Trade Date:	August 27, 2007

Original Issue Date:	August 29, 2007

Determination Date:	February 26, 2008

Maturity Date(†):	February 29, 2008

Denomination:	Minimum denominations of $1,000.00 and integral multiples thereof.

Calculation agent:	Natixis Derivatives Inc. 9 West 57th St., 35th Floor Attn: General Counsel Telephone No.: +1 212 891 6137 Fascimile No.: +1 212 891 1922
Additional terms specific to the notes
      You should read this pricing supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1 dated April 12, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying product supplement no. 1, as the

† Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at maturity” in the accompanying product supplement no. 1.

notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.
      You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):
      http://www.sec.gov/ Archives/edgar/data/700978/000115697307000604/u52418e424b2.htm
      Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.
Selected risk considerations
      An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Shares. These risks are explained in more detail in the “Risk factors” section of the accompanying product supplement no. 1 dated April 12, 2007.
Hypothetical examples of amounts payable at maturity
      The following tables set out the total return to the Maturity Date of a note, based on the assumptions outlined below and several variables, which include (a) whether the Knock-In Level Trigger has occurred and (b) several hypothetical closing prices for the Reference Shares on the Determination Date or at any time during the life of the notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.
      The information in the tables reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1.
      The tables below assume no Market Disruption Event, Adjustment Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Reference Shares.
      The market price of the Reference Shares has been volatile in the past, and its performance cannot be predicted for any future period. The actual performance of the Reference Shares over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth below or to the historical price of the Reference Shares set forth elsewhere in this pricing supplement. For information about the price of the Reference Shares during recent periods, see “The Reference Shares” below.
      If the official closing price of the Reference Shares quoted by the Relevant Exchange never falls below the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date, or if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level, the Redemption Amount will be paid in cash.
      By contrast, if the official closing price of the Reference Shares quoted by the Relevant Exchange is less than the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date and the Final Reference Level on the Determination Date is less than the Initial Reference Level, the Redemption Amount payment on the Maturity Date will be made in the Reference Shares (with fractional shares paid in cash).
      The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date based on an Initial Reference Level of $37.83 and a Knock-In

Level of $26.481. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the Redemption Amount is paid in cash.

		2
	Value of	Quarterly	6 Month Total Return
Assumed Closing Price	Payment at	Interest
on Determination Date (Forest Laboratories, Inc.)	Maturity	Payments	$	%

Greater than: $37.83	$1,000.00	$65.00	$1,065.00	6.5000%
$37.83	$1,000.00	$65.00	$1,065.00	6.5000%
$34.05	$1,000.00	$65.00	$1,065.00	6.5000%
$30.26	$1,000.00	$65.00	$1,065.00	6.5000%
$26.49	$1,000.00	$65.00	$1,065.00	6.5000%
      In the examples above, the price of the Reference Shares fluctuates over the term of the notes and closes above the Knock-In Level on the Determination Date.
      The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date based on an Initial Reference Level of $37.83 and a Knock-In Level of $26.481. In these examples, the Knock-In Level Trigger occurred at some point during the life of the notes.

		2
	Value of	Quarterly	6 Month Total Return
Assumed Closing Price	Payment at	Interest
on Determination Date (Forest Laboratories, Inc.)	Maturity	Payments	$	%

Greater than: $37.83	$1,000.00	$65.00	$1,065.00	6.500%
$37.83	$1,000.00	$65.00	$1,065.00	6.500%
$34.05	$900.00	$65.00	$965.00	-3.500%
$30.26	$800.00	$65.00	$865.00	-13.500%
$26.48	$700.00	$65.00	$765.00	-23.500%
$18.16	$600.00	$65.00	$665.00	-33.500%
$15.13	$500.00	$65.00	$565.00	-43.500%
$7.26	$400.00	$65.00	$465.00	-53.500%
$5.45	$300.00	$65.00	$365.00	-63.500%
$1.45	$200.00	$65.00	$265.00	-73.500%
$0.73	$100.00	$65.00	$165.00	-83.500%
$0.00	$0.00	$65.00	$65.00	-93.500%
The Reference Shares
General
      Unless otherwise stated, all information contained herein on the Reference Shares and on Forest Laboratories, Inc. (the Reference Issuer) is derived from publicly available sources and is provided for informational purposes only.
      The Reference Shares are registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov.
      According to its publicly available documents, Forest Laboratories, Inc. and its subsidiaries develop, manufacture and sell both branded and generic forms of ethical drug products which require a physician’s prescription, as well as non-prescription pharmaceutical products sold over-the-counter. Its primary United States products consist of branded ethical drug specialties marketed directly, or “detailed,” to physicians. Information provided to or filed with the SEC by Forest Laboratories, Inc. pursuant to the Exchange Act can be located by reference to SEC file number 001-05438.
      In addition, information regarding the issuer of the Reference Shares may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these reports.
      This pricing supplement relates only to the notes offered hereby and does not relate to the Reference Shares. We have derived all disclosures contained in this pricing supplement regarding the Reference Issuer from the publicly available documents described in the preceding paragraphs. Neither we nor the agent nor its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the Reference Issuer in connection with the offering of the notes. Neither we nor the agent nor its affiliates make any representation that such publicly available documents or any other publicly available information regarding the Reference Issuer are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this pricing supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Reference Shares (and therefore the Initial Reference Level and the Knock-In Level and Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Reference Issuer could affect the value you will receive on the Maturity Date with respect to the notes and therefore the market value of the notes. Neither we nor any of our affiliates have any obligation to disclose any information about the Reference Issuer after the date of this pricing supplement.
      Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Shares. As a prospective purchaser of notes, you should undertake such independent investigation of the Reference Issuer as in your judgment is appropriate to make an informed decision with respect to an investment in the Reference Shares.
Historical Performance
      The Reference Shares are traded on the New York Stock Exchange under the symbol “FRX.” The following table sets forth the published intra-day high, low and closing prices of the Reference Shares since December 31, 2003. We obtained the information in the table below from Bloomberg without independent verification.
      Any historical upward or downward trend in the price of the Reference Shares during any period shown below is not an indication that the price of the Reference Shares is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical performance levels as an indication of future performance of the Reference Shares. We cannot assure you that the future performance of the Reference Shares will result in your receiving the face amount of your notes on the Maturity Date.

The actual performance of the Reference Shares over the life of the notes may bear little relation to the historical levels shown below.

Period	High	Low	Period End

2004
First Quarter	$77.590	$61.710	$71.620
Second Quarter	75.200	56.630	56.630
Third Quarter	57.210	41.980	44.960
Fourth Quarter	47.520	36.800	44.860
2005
First Quarter	$44.200	$36.470	$36.950
Second Quarter	40.640	32.930	38.850
Third Quarter	44.840	38.500	38.970
Fourth Quarter	41.790	35.260	40.680
2006
First Quarter	$47.930	$39.960	$44.630
Second Quarter	44.680	36.290	38.690
Third Quarter	51.010	38.380	50.610
Fourth Quarter	53.140	46.810	50.600
2007
First Quarter	$57.840	$50.200	$51.440
Second Quarter	55.250	44.900	45.650
Third Quarter (through August 23, 2007)	46.990	35.990	37.840
Supplemental information regarding taxation in the United States
      The amount of the stated interest rate on the note that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 1) equals 5.41%, and the remaining 7.59% constitutes Put Premium (as defined in the accompanying product supplement no. 1).
      Please refer to “Taxation in the United States” beginning on PS-16 of the accompanying product supplement no. 1.
Supplemental plan of distribution
      The notes are being purchased by Natixis Securities North America Inc. (the agent) as principal, pursuant to a terms agreement dated as of August 27, 2007 between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with the issuance of the notes.
      See “Supplemental plan of distribution” beginning on page PS-19 of the accompanying product supplement no. 1.